

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 24, 2015

Via E-mail
Stevens M. Sadler
Manager and Chief Executive Officer
Allegiancy, LLC
10710 Midlothian Turnpike
Suite 202
Richmond, VA 23235

      Re: **Allegiancy, LLC**
             Amendment No. 1 to Offering Statement on Form 1-A
             Filed October 26, 2015
             File No. 024-10476

Dear Mr. Sadler:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2015 letter.

General

1.   We note your revised disclose that, prior to the closing of this offering, the issuer will convert from Delaware Limited Liability Company to a Delaware Corporation. We also note that on the cover page of the offering statement the disclosure has been revised to

identify the issuer as Allegiancy, Inc., a Delaware Corporation. We further note that your disclosure is inconsistent as to whether you are offering units or common stock in this offering. Please advise us how Allegiancy, Inc. is offering common stock in this offering if such entity is not in existence.

2.   We note that Allegiancy, LLC has outstanding class A units that were previously convertible into class B units or cash. Your revised disclosure states that, upon the conversion of Allegiancy, LLC into a corporation, each class A unitholder will receive two shares of Series A preferred stock in Allegiancy, Inc. Please advise us of the exemption from registration that you intend to rely upon for this transaction. Also advise us how these new terms are consistent with the rights of the class A units and how such changes to the terms of the securities were made.

Part II

Offering Circular Cover Page

3.   We note your disclosure here and elsewhere that you intend to "apply to list [your] common stock on the OTC QX." Please revise your disclosure as appropriate to clarify that you intend to apply for quotation.

Use of Proceeds, page 21

4.   We note your response to comment 5 of our letter. Please provide more detailed disclosure as to how your acquisition strategy will not cause you to become an investment company under the Investment Company Act of 1940. Please refer to Part I, Item 2 of Form 1-A.

June 30, 2015 Allegiancy, LLC Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Tristone Acquisition, page F-24

5.   We note from your response to previous comment 9 that you have determined that you have control over certain business and operating decisions and "therefore [have] control over the day to day operations of the combined entity." Please explain the apparent inconsistency between this conclusion and the disclosure that you "do not currently control Allegiancy Houston" and you "do not control the day-to-day management of Allegiancy Houston," on pages four and eight, respectively.

Stevens M. Sadler
Allegiancy, LLC
November 24, 2015
Page 3

       You may contact Isaac Esquivel at (202)551-3395, or Jaime John, Accounting Branch Chief, at (202)551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                        Sincerely,

                        /s/ Tom Kluck

                        Tom Kluck
                        Legal Branch Chief
                        Office of Real Estate and
                        Commodities

cc: Rhys James, Esq. (*via e-mail*)